Exhibit 99.1

Taiwan Liposome Company, LTD.

Notice of 2019 Annual General Meeting

(Summary translation, for reference only)

I.

The 2019 Annual General Meeting (the “Meeting”) will be convened at 2F, No.19- 10, Sanchong Rd., Nangang District, Taipei City (2F Meeting Center, Building A, Nangang Software Park) at 9:00 a.m. on April 24, 2019(Wednesday). The agenda for the Meeting is as follows:

1.	Items for Report :
(1)	The 2018 operational report and the implementation report for the sound operating plan.
(2)	The review report for 2018 prepared by the audit committee.
2.	Items for Ratification:
(1)	Adoption of the 2018 financial statements and the operational report.
(2)	Adoption of the 2018 deficit offset proposal.
3.	Items for Discussion:
(1)	To discuss the proposed amendments to the Company’s “Procedures for the Acquisition or Disposal of Assets”.
(2)	To discuss the proposed issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically.

4.	Ad Hoc Motions
5.	Adjournment
II.	Pursuant to Article 165 of the Company Act, share transfer registration for the Company will be suspended from February 24, 2019 to April 24, 2019.
III.

The registration for attendance will commence at 8:30 a.m. and the location of registration for attendance is at 2F, No.19-10, Sanchong Rd., Nangang District, Taipei City (2F Meeting Center, Building A, Nangang Software Park).

IV.	Please find the Notice of Attendance and Proxy Form enclosed with this Meeting

Notice. If you plan to attend the Meeting in person, please affix your signature or personal seal to the Sign-in Card and submit it for registration on the day of the Meeting. If you wish to appoint a proxy to attend the Meeting, please fill out the name and relevant information of the proxy, affix your signature or personal seal to the Proxy Form, and have the proxy affix his or her signature or personal seal to the Proxy Form. Such Proxy Form shall be delivered to the Company’s securities agent at the Register and Transfer Agency division of Sinopac Securities Corporation, at least five (5) days prior to the Meeting so that a sign-in card can be issued to the proxy.

V.	The shareholders, persons soliciting proxies, and the proxies shall bring with him identity documents to verify his identification when attending the Meeting.
VI.

If any shareholder solicits proxies, the Company will publish a summary of such solicitation on the Securities and Futures Commission website (http://free.sfi.org.tw). For shareholders who wish to make inquiries, please access the “free inquiry system for published information on proxies” page on the website, click on “entrance to published information on proxies”, and enter the search criteria.

VII.

The period during which shareholders may cast electronic votes for the Meeting will be from March 16, 2019 to April 21, 2019. The shareholders may vote online for the Meeting by accessing the “electronic voting platform for shareholders’ meeting” page on the website of Taiwan Depository and Clearing Corporation at https://www.stockvote.com.tw, and casting their votes based on the instructions on the website.

VIII.	The institution responsible for tallying and verifying the votes for the Company is the Register and Transfer Agency division of Sinopac Securities Corporation.

Sincerely Yours

The Board of Directors of Taiwan Liposome Company, LTD.

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